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                             April 6, 2022

       David Ure
       Chief Financial Officer
       Mercer International Inc.
       Suite 1120 , 700 West Pender Street
       Vancouver , British Columbia , Canada

                                                        Re: Mercer
International Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 000-51826

       Dear Mr. Ure:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comments, we may have additional comments.

       Form 10-K filed February 17, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 59

   1. Please discuss your material cash requirements from known contractual and other obligations as of
December 31, 2021, the anticipated source of funds needed to satisfy such cash requirements
and the relevant time period for the related cash requirements in accordance with Item
303(b)(1) of Regulation S-K. In this regard, we note you have purchase obligations
relating to take-or pay contracts of approximately $283 million as of
                                                        December 31, 2021. For
further guidance refer to Instruction 4 to Item 303(b) of
                                                        Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Charles
Eastman at 202-551-3794 or Jean Yu at 202-551-3305 with any
 David Ure
Mercer International Inc.
April 6, 2022
Page 2

questions.



FirstName LastNameDavid Ure              Sincerely,
Comapany NameMercer International Inc.
                                         Division of Corporation Finance
April 6, 2022 Page 2                     Office of Manufacturing
FirstName LastName